UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Concentrix Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20602D101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons: MiTAC Holdings Corporation (IRS No. N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: Taiwan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 4,415,535
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 4,415,535
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 4,415,535
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 6.63%
(12)	Type of reporting person (see instructions): CO

Item 1(a). Name of Issuer:

Concentrix Corporation

Item 1(b). Name of Issuer’s Principal Executive Offices:

44111 Nobel Drive, Fremont, CA 94538

Item 2(a). Name of Person Filing:

MiTAC Holdings Corporation

Item 2(b). Address or Principal Business Office or, if None, Residence:

No.202, Wenhua 2nd Rd., Guishan Dist., Taoyuan City 333, Taiwan (R.O.C.)

Item 2(c). Citizenship:

Taiwan

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

20602D101

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)

(a)	☐	Broker of dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)((1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount beneficially owned:	4,415,535
(b)	Percent of class:	6.63%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	4,415,535
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of	4,415,535
	(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Silver Star Developments Ltd. (“SSDL”) is a 100% directly owned subsidiary of MiTAC International Corporation (“MIC”) and hold 302,102 common stock of the issuer. MIC is a 100% directly owned subsidiary of MiTAC Holdings Corporation (“MHC”) and hold 2,135,489 common stock of the issuer. MHC hold 1,977,944 common stock of the issuer. SSDL and MIC are wholly-owned subsidiary of MHC.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

MITAC HOLDINGS CORPORATION

By:	/s/ Ho Jhi-wu
Name:	Ho Jhi-wu
Title:	Director